UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 March 13, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

POLKOMTEL

POLISH SHAREHOLDERS IN POLKOMTEL ACCEPT TDC'S OFFER TO SELL SHARES IN POLKOMTEL.

The Polish shareholders in Polkomtel (KGHM Polska Miedz, PKN Orlen, Polskie Sieci Elektroenergetyczne and Weglokoks) have today accepted TDC's offer dated February 2, 2006 to buy a proportionate part of TDC's shares in Polkomtel in accordance with the procedure set out in the statute of Polkomtel. Reference is made to TDC' stock exchange announcement dated February 2, 2006.


The sale comprises of 3,039,294 shares in Polkomtel, equal to approximately 76% of TDC's shares in Polkomtel, representing 14.8% of the total share capital of Polkomtel. The total purchase price for the shares amounts to EUR 650.5 million, equal to the price per share of EUR 214.04 stated in the offer from TDC and reflecting the market value of Polkomtel.


The parties have agreed that they will vote in favour of distributing maximum dividend to the shareholders in 2006 and 2007 and a dividend corresponding to 50% of Polkomtel's net profits thereafter. The purchase price will be reduced by dividend paid out offset by interest on the purchase price.


TDC's other shares in Polkomtel have been offered to the remaining shareholder, Vodafone. Vodafone has contested the procedure initiated by TDC and the offer price. TDC and the Polish shareholders believe that the procedure followed is in conformity with the statute. However, Vodafone has in Polish courts obtained an injunction against the transfer of TDC's shares in Polkomtel. Vodafone must initiate arbitration proceedings on March 10, 2006 in order to maintain the injunction. TDC and the Polish shareholders in Polkomtel do not find that there are any legal grounds for issuing or upholding the injunction and agrees that the purchase price of EUR 214.04 per share as stated in the offer from TDC reflects the market value of Polkomtel. It is a condition for the closing of the sale to the Polish shareholders that such closing is not prevented by the legal actions taken by Vodafone.



For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     March 13, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury